Northern Dynasty Announces Dismissal of US Class Action Lawsuit

February 22, 2019 – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) (“Northern Dynasty” or the “Company”) announces that the United States District Court for the Central District of California has dismissed the consolidated putative securities class action lawsuit brought against the Company and certain of its officers and directors in February 2017, In Victor Diaz v. Northern Dynasty Minerals Ltd., et al., Case No. CV 17-1241 PSG (SSx).

The Court ruled in favor of the Company and certain of its officers and directors on all claims and ordered the case closed. The Company is not aware of whether the plaintiffs will appeal the dismissal of the claims or will file any post-dismissal motions.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty’s principal asset, owned through its wholly-owned Alaska-based US subsidiary Pebble Limited Partnership, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world’s most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company’s website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen

President & CEO

US Media Contact:

Dan Gagnier

Gagnier Communications

(646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address future events that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company’s future performance or the outcome of litigation.